

May 16, 2013

Via E-mail
Randy Mayor
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, AR 72032

Re: **Home Bancshares, Inc.**
        Form 10-K for the period ended December 31, 2012
        Filed March 4, 2013
        File No. 000-51904

Dear Mr. Mayor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2012 Form 10-K

Item 1A. Risk Factors – Because we have a concentration of exposure …, page 28

1. We note your disclosure that you have a total of $379.4 million committed to the aggregate group of borrowers whose total debt exceeds the established in-house lending limit of $20.0 million. Please revise future filings to disclose the highest approximate loan amount to one borrowing relationship. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

2. Please revise future filings to present a roll forward of the FDIC indemnification asset for each period presented. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Acquisitions: FDIC-Assisted Acquisitions-True Up, page 49

3. Please revise future filings to disclose the amount of any liability recorded at each period end related to claw back provisions included in the purchase and assumption agreements in connection with your FDIC-assisted transactions. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Loan Portfolio – Loans Receivable Not Covered by Loss Share, page 60

4. Please revise future filings to discuss the following:

   a. How your accounting for acquired non-covered loans impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted (e.g. the allowance for credit losses as a percentage of loans, etc.) and discuss the comparability between periods and with other institutions.

   b. Clearly disclose how you classify these loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring immediately after acquisition. For example, discuss if these loans are considered impaired and on non-accrual status immediately after acquisition and the reasons for your determination.

   Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Allowance for Loan Losses, page 69

5. As disclosed in Note 6 of your financial statements beginning on page 115, we note that non-covered loans collectively evaluated for impairment increased from $1.6 billion at December 31, 2011 to $1.9 billion at December 31, 2012. However, the allowance for loan losses allocated to these loans decreased from $18.5 million at December 31, 2011 to $15.8 million at December 31, 2012. Please tell us in detail and revise your future filings to more comprehensively bridge the gap between trends in your allowance for loan loss metrics and loan balances for each period presented in your filing.

   Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your general allowance for loan losses. For instance, discuss trends in historical losses incorporated in your methodology and trends observed in specific qualitative factors. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans, page 72

6. We note your disclosure of the "allowance for loan losses for non-covered loans plus discount for credit losses on non-covered loans acquired to total non-covered loans plus discount for credit losses on non-covered loans acquired." Please consider removing this credit metric in future filings or tell us why you believe the discount for credit losses on acquired loans is relevant to non-acquired loans in order to make this ratio meaningful. In other words, this ratio makes it appear that the discount for credit losses on acquired loans is available for credit losses on non-acquired loans.

Note 2. Business Combinations – Acquisition Premier Bank, page 106

7. Please clarify in future filings if any loans acquired from Premier Bank are accounted for under ASC 310-30. If so, please ensure that the information required by ASC 310-30-50 is properly disclosed. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Note 6. Allowance for Loan Losses, Credit Quality and Other, page 114

8. Please revise future filings to disclose the amount of impaired loans, by class of financing receivable for which there is no specific allocation of the allowance for loan losses. Refer to ASC 310-10-50-15(a)(3)(ii). Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

9. On page 120, you disclose that certain TDRs where the discounted cash flows under the restructuring are greater than or equal to those under the original terms of the loan do not have a specific allocation of the allowance for loan losses. Please tell us the typical facts and circumstances related to these loans that explains why the restructured discounted cash flows are greater than or equal to those under the original terms and how you determined that these loans were not impaired.

Controls and Procedures, page 145

10. In the risk factor on page 30, you indicate that you may subsequently discover financial irregularities in acquired institutions that might have a materially adverse effect on your financial condition. Please advise the staff how you determined that the risks posed by

possible financial irregularities in acquired institutions were sufficiently remote to support your conclusion that your internal controls were effective.

Executive Compensation, page 145

Compensation Discussion And Analysis

11. On page 24 of your proxy statement, you indicate that in 2010 Longnecker & Associates prepared a report on 15 peer institutions. You go on to indicate that the committee referred to the peer group information in 2012. Please identify the 15 peer companies included in the Longnecker report. Also, please confirm that in future filings you will disclose the peer group, or provide us with your analysis supporting your conclusion that you do not benchmark.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at 202-551-3416 or Chris Windsor at 202-551-3419 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief